UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934
                       (Amendment No. __)

                 Dynasil Corporation of America
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            268102100
                         (CUSIP Number)

                       Mr. Craig T. Dunham
               C/o Dynasil Corporation of America
                         385 Cooper Road
                      West Berlin, NJ 08091
                         (856-767-4600)

                         with a copy to:

                      Gerald Chalphin, Esq.
                   427 E. Mt. Pleasant Avenue
                     Philadelphia, PA 19119
                         (215-248-1113)
          (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and
                         Communications)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                             SCHEDULE 13D


CUSIP NO.  268102100

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Craig T. Dunham, IN



2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [   ]           (b) [   ]


3 S.E.C. USE ONLY


4 SOURCE OF FUNDS*
                       PF


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 TO ITEMS 2(d) OR 2(E)   [   ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen;


   NUMBER OF    7  SOLE VOTING POWER
    SHARES         2,200,000
   OWNED BY     8  SHARED VOTING POWER
     EACH                    none
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON         2,200,000
     WITH      10  SHARED DISPOSITIVE POWER
                             none

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,200,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*              n/a

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   30.8% currently, 49.5% if warrant is exercised

14 TYPE OF REPORTING PERSON*
             IN


                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
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


Item 1.  Security and Issuer.

The title of the class of equity securities is Common Stock.
The issuer is Dynasil Corporation of America ("Dynasil").
Its principal executive offices are located at 385
Cooper Road, West Berlin, NJ 08091.

Item 2.  Identity and Background.

The person on whose behalf this Schedule 13D Statement is made is Craig T. Dunham, a United States citizen. Mr. Dunham's business address is c/o Dynasil Corporation of America, 385 Cooper Road, West Berlin, NJ 08091. Mr. Dunham's present principal occupation is President and Chief Executive Officer of Dynasil, a fabricator of optical blanks from synthetic fused silica, fused quartz and other optical materials, the principal business address of which is 385 Cooper Road, West Berlin, NJ 08091. During the last five years, Mr. Dunham has not been (a) convicted in a criminal proceeding excluding traffic violations or similar misdemeanors or (b) a party to a civil proceeding of a judicial or administrative body as a result of which he became subject to a judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source and amount of funds used to acquire the 1,000,000 shares of Common Stock acquired by Mr. Dunham was personal funds in the amount of $150,000. Mr. Dunham expects that personal funds also will be used to acquire any of the shares that he may acquire pursuant to a warrant to purchase an additional 1,200,000 shares of Common Stock. The aggregate purchase price of those shares varies from a low of $495,000 to a high of $550,000.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to permit Mr. Dunham to acquire a significant equity position in Dynasil in connection with becoming its President and Chief Executive Officer. Mr. Dunham may acquire up to an additional 1,200,000 shares of Common Stock upon exercise of a Warrant issued to him by Dynasil. At the date hereof, Mr. Dunham has no definitive plans for Dynasil to enter into a significant corporate transaction, sell or transfer a material amount of assets, change the present board of directors or management, change Dynasil's capitalization or dividend policy, business or corporate structure, charter, bylaws or constituent instruments, cause any class of its securities to be delisted or not be quoted, terminate the registration of a class of equity securities under section 12(g)(4) of the Securities Exchange Act of 1934 or similar action.

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



Item 5.  Interest in Securities of the Issuer.

At the date hereof, Mr. Dunham owns beneficially and of record 1,000,000 shares of Dynasil's Common Stock, representing approximately 30.8% of the number outstanding at the date hereof. Mr. Dunham also has the right to acquire up to an additional 1,200,000 shares of Dynasil's Common Stock on exercise of a warrant to purchase those shares. If Mr. Dunham exercises that warrant  in  full, he will own approximately 49.5%  of  Dynasil's outstanding shares, assuming no additional stock issuances or adjustments to the number of shares issuable pursuant to the warrant. Mr. Dunham has sole voting and dispositive power with respect to all those shares. Mr. Dunham acquired the 1,000,000 shares he currently owns on September 30, 2004 in a negotiated private transaction between Dynasil and him for an aggregate purchase price of $150,000 ($.15 per share).

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

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


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   October 4, 2004
                                   Date

                                    s/s Craig T. Dunham
                                   Signature

                                   Craig  T.  Dunham ,  President
                                   and CEO
                                   Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).

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